COMMERZBANK

82-2523

RECEIVED
2006 MAY -5 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor-Relations-newsflash

May 2, 2006

06013163

SUPPL

Commerzbank Q1 operating result of 959m euros clearly tops market expectations

Commerzbank produced an operating result of 959m euros in the first quarter of this year (+77% versus a year ago), clearly above the consensus expectations of analysts. As known, the total includes an extraordinary 407m euros in proceeds from the sale of an 8.1% stake in the Korea Exchange Bank. Group earnings of 740m euros were 87% more than last year' s Q1 result.

(Note: The complete Interim Report will be presented, as planned, early Thursday, May 4th.)

PROCESSED
MAY 09 2006 E
THOMSON
FINANCIAL

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

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